Exhibit 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Calidi Biotherapeutics, Inc.

(Exact Name of Registrant as Specified in its Charter)

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)
Newly Registered Securities
Fees to Be Paid	Equity	Common Stock	Rule 457(c)	6,355,650	(2)	1,487,222	0.00015310	228.00
Fees previously paid	—	—	—	—	—	—	—	—
Carry Forward Securities
-	-	-	-	-	-	-	-	-

Total Offering Amounts						$1,487,222		$228.00
Total Fees Previously Paid								—
Total Fee Offsets								—
Net Fee Due								$228.00

(1)	Rounded up to the nearest cent.

(2)	The price per share used to obtain the maximum offering amount of such Common Stock for the purposes of calculating the registration fee was the average of the high and low trading prices of the Company’s Common Stock reported by NYSE American on July 2, 2025 ($0.234).